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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

       OPTIMAL ROBOTICS CORP. (THE "COMPANY") IS A FOREIGN PRIVATE ISSUER. CONSEQUENTLY, THE COMPANY'S SECURITIES ARE EXEMPT UNDER SECTION 16 OF THE
     SECURITIES EXCHANGE ACT OF 1934 PURSUANT TO RULE 3a12-3(b) PROMULGATED THEREUNDER. THE FILING OF THIS FORM IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE A WAIVER OF THAT EXEMPTION BY EITHER THE COMPANY OR THE
                             SIGNATORY OF THIS FORM.


________________________________________________________________________________
1.   Name and Address of Reporting Person

  Garfinkle                           Leon                 P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

  c/o Optimal Robotics Corp.
  4700 de la Savane
--------------------------------------------------------------------------------
                                    (Street)

  Montreal, Quebec                  Canada              H4P 1T7
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Optimal Robotics Corp.   OPMR

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     August 2001

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [_]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)

     Senior Vice-President, General Counsel and Secretary


     Report is being filed by one reporting person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                      8/03/01        S        V      10,000      D      $46.50                  D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                      8/06/01        M        V       5,000      A      $25.25                  D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                      8/06/01        M        V       5,000      A      $24.625                 D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                      8/07/01        S        V       5,000      D      $45.00                  D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                      8/08/01        M        V       5,000      A      $25.25                  D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                      8/09/01        S        V       5,000      D      $46.00                  D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                      8/10/01        M        V       5,000      A      $25.25                  D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                      8/10/01        S        V       2,500      D      $46.50                  D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                      8/13/01        M        V       2,500      A      $25.25   -0-            D
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                                                                          (Over)
                                                                  SEC 1474(8-92)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock     $25.25   8/06/01  M    V          5,000   7/29/01  7/29/10  Class "A"  5,000                      D
Options to                                                                       Shares
purchase Class
"A" Shares
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock     $24.625  8/06/01  M    V          5,000   11/8/99  5/5/02   Class "A"  5,000                      D
Options to                                                                       Shares
purchase Class
"A" Shares
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock     $44.57   8/06/01  A    V    5,000         8/6/01   5/5/02   Class "A"  5,000                      D
Options to                                        (1)                            Shares
purchase Class
"A" Shares
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock     $25.25   8/08/01  M    V          5,000   7/29/01  7/29/10  Class "A"  5,000                      D
Options to                                                                       Shares
purchase Class
"A" Shares
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock     $25.25   8/10/01  M    V          5,000   7/29/01  7/29/10  Class "A"  5,000                      D
Options to                                                                       Shares
purchase Class
"A" Shares
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock     $25.25   8/13/01  M    V          2,500   7/29/01  7/29/10  Class "A"  2,500          67,500      D
Options to                                                                       Shares
purchase Class
"A" Shares
====================================================================================================================================

Explanation of Responses:

(1) In accordance with the terms of the option exercised on August 6, 2001 to acquire 5,000 shares, a replacement option to acquire 5,000 shares was automatically granted to the insider upon his exercise of the option, at an exercise price per share equal to the closing price for the shares on the date of exercise, being $44.57 per share.


/s/ Leon P. Garfinkle                                            9/10/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
    Leon P. Garfinkle

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2
                                                                  SEC 1474(8-92)